02022405

UNITED STATES
...TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48339

SEC MAIL PROCESSING RECEIVED JUN 03 2002 WASH. DC 164 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bigelow & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 South Steele Street, Suite 1050
(No. and Street)

Denver	Colorado	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Fleming (303) 292-5900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name — *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 3400	Denver	Colorado	80203
(Address)	(City)	(State)	

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

I, William J. Fleming, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of Bigelow & Company as of and for the year ended March 31, 2002, is true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William J. Fleming, Chief Financial Officer

Amanda Vaudrin, My commission expires November 2, 2002

This report ** contains (check all that are applicable):

- X (a) Facing page
- X (b) Statement of Financial Condition
- _ (c) Statement of Operations
- _ (d) Statement of Cash Flows
- _ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- _ (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- _ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- _ (m) A copy of the SIPC Supplemental Report
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- _ (o) Independent Auditor's Report on the Internal Control Structure.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3) of the Securities and Exchange Commission.

Bigelow & Company

Accountants' Report and Financial Statement

March 31, 2002

Bigelow & Company
March 31, 2002

Contents

Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705

bkd.com

Independent Accountants' Report

The Board of Directors
Bigelow & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Bigelow & Company (a wholly-owned subsidiary of Bigelow, White & Co., Inc.) as of March 31, 2002, that you are filing pursuant to Rule 17a-5 the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bigelow & Company as of March 31, 2002, in conformity with accounting principles generally accepted United States of America.

BKD, LLP

Denver, Colorado

May 9, 2002

Solutions
for
Success

Bigelow & Company
Statement of Financial Condition
March 31, 2002

Assets

Cash and cash equivalents	$	593,815
Other assets		2,508
	$	596,323

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	290,104
		290,104
Stockholder's Equity		
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding, 35,500 shares		355
Additional paid-in-capital		3,034,571
Accumulated deficit		(2,728,707)
Total Stockholder's Equity		306,219
	$	596,323

See Notes to Financial Statements

Bigelow & Company

Notes to Financial Statements

March 31, 2002

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Bigelow & Company (the Company) is a registered broker-dealer that commenced operations in May 1995. On a limited basis only the Company provides financial advisory services for existing municipal clients, private placement of corporate debt and equity securities, as agent only, and acts as a placement agent for sales of private limited partnership interests. The Company is a 100% owned subsidiary of Bigelow, White & Co., Inc. (Parent).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Off-Balance Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Securities Transactions

Proprietary security transactions are recorded on a trade date basis which is the date a transaction is executed. Underwriting fees are recorded at the time of the final agreement date (the date on which the bond purchase agreement is executed) and the income is reasonably determined. Financial advisory fees are recognized at the time services are provided in accordance with the terms of the contracts.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include funds invested in highly liquid investments purchased with a maturity of three months or less. The Company's cash and cash equivalents deposited with financial institutions may at times exceed federally insured limits. The Company controls this risk by monitoring the credit quality of the financial institutions.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 2: Minimum Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. As discussed in Note 1, the Company does not carry customer accounts and, accordingly, the minimum net capital relating to the percentage of aggregate debit balances arising from customer transactions is inapplicable. At March 31, 2002, the Company had net capital of approximately $304,000 which is approximately $54,000 in excess of the minimum net capital required. As discussed in Note 4, the Company's net capital requirement and computation changed subsequent to March 31, 2002.

Note 3: Income Taxes

The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to the taxing authorities are recognized on the financial statements of the Parent Company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent Company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company were filing separate income tax returns.

The tax effect of temporary differences related to deferred taxes are as follows:

Charitable contributions carryforward	$	7,000
Differing methods of computing amortization expense for financial reporting versus income tax purposes		15,000
Net operating loss carry forwards		1,054,000
Net deferred tax asset before valuation allowance		1,076,000
Valuation allowance:		
Beginning balance		977,000
Increase during the period		99,000
Ending balance		1,076,000
Net deferred tax asset	$	-

As of March 31, 2002, the Company had unused operating loss carryforwards of approximately $2,700,000, which expire between 2019 and 2022.

Note 4: Subsequent Event

Subsequent to March 31, 2002, the Company was granted approval from the Securities Exchange Commission to change from the alternative standard to the aggregate indebtedness standard for computing net capital under rule 15c3-1 of the Securities Exchange Act of 1934. Additionally, at that time, the Securities Exchange Commission granted approval for the Company's minimum net capital requirement to be reduced to $5,000 from $250,000